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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                                Xiox Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    983905100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Edmund H. Shea, Jr.
                 655 Brea Canyon Road, Walnut, California 91789
                                 (909) 594-9500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 30, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------                    --------------------------------

CUSIP No. 983905100               13D           Page         of          Pages
                                                     --------   --------
---------------------------                    --------------------------------


-------------------------------------------------------------------------------
    1) Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only)

         E&M Shea RP Trust

         ###-##-####
-------------------------------------------------------------------------------
    2)   Check the Appropriate Box if a Member of a Group (SEE Instructions)

            (a) / /

            (b) / /
-------------------------------------------------------------------------------
    3)   SEC Use Only

-------------------------------------------------------------------------------
    4)   Source of Funds (SEE Instructions)

         PF
-------------------------------------------------------------------------------
    5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

-------------------------------------------------------------------------------
    6)   Citizenship or Place of Organization
         California
-------------------------------------------------------------------------------
    Number of Shares        7) Sole Voting Power  -  None
                           ----------------------------------------------------
   Beneficially Owned       8) Shared Voting Power - 663,342 shares
                           ----------------------------------------------------
   by Each Reporting        9) Sole Dispositive Power  -  None
                           ----------------------------------------------------
      Person with:         10) Shared Dispositive Power - 663,342 shares
-------------------------------------------------------------------------------
   11)   Aggregate Amount Beneficially Owned by Each Reporting Person

         663,342 shares
-------------------------------------------------------------------------------
   12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares / / (SEE Instructions)
-------------------------------------------------------------------------------
   13)   Percent of Class Represented by Amount in Row (11)

              17.56%
-------------------------------------------------------------------------------
   14)   Type of Reporting Person (SEE Instructions)

              OO (trust)
-------------------------------------------------------------------------------

---------------------------                    --------------------------------

CUSIP No. 983905100               13D           Page         of          Pages
                                                     --------   --------
---------------------------                    --------------------------------


-------------------------------------------------------------------------------
    1) Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only)

         Edmund H. Shea, Jr.

         ###-##-####
-------------------------------------------------------------------------------
    2)   Check the Appropriate Box if a Member of a Group (SEE Instructions)

            (a) / /

            (b) / /

-------------------------------------------------------------------------------
    3)   SEC Use Only

-------------------------------------------------------------------------------
    4)   Source of Funds (SEE Instructions)

         PF

-------------------------------------------------------------------------------
    5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

-------------------------------------------------------------------------------
    6)   Citizenship or Place of Organization

         California
-------------------------------------------------------------------------------
    Number of Shares        7) Sole Voting Power  -  None
                           ----------------------------------------------------
   Beneficially Owned       8) Shared Voting Power - 663,342 shares
                           ----------------------------------------------------
   by Each Reporting        9) Sole Dispositive Power  -  None
                           ----------------------------------------------------
      Person with:         10) Shared Dispositive Power - 663,342 shares
-------------------------------------------------------------------------------
   11)   Aggregate Amount Beneficially Owned by Each Reporting Person

         663,342 shares
-------------------------------------------------------------------------------
   12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares / / (SEE Instructions)
-------------------------------------------------------------------------------
   13)   Percent of Class Represented by Amount in Row (11)

              17.56%
-------------------------------------------------------------------------------
   14)   Type of Reporting Person (SEE Instructions)

              OO (trust)
-------------------------------------------------------------------------------

ITEM 1   SECURITY AND ISSUER.

         This statement relates to the Common Stock of Xiox Corporation, whose principal executive offices are at 577 Airport Blvd., Suite 700, Burlingame, California 94010.

ITEM 2   IDENTITY AND BACKGROUND.

         This statement is filed on behalf of Edmund H. Shea, Jr. based upon his indirect beneficial ownership of shares of Common Stock of Xiox Corporation held by the E&M RP Trust (Edmund H. Shea, Jr. as Trustee). Mr. Shea's principal occupation is serving as Vice President of J.F. Shea Co., Inc., a Nevada corporation with its principal executive offices at 655 Brea Canyon Road, P.O. Box 489, Walnut, California 91789-0489. During the last five years he has not been convicted in any criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body as a result of which he became subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Shea is a U.S. citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In connection with the purchase of Xiox Corporation securities Mr. Shea, as Trustee of the E&M RP Trust, paid an aggregate consideration of $2,926,535.51 from Trust funds. In no case were any funds borrowed.

ITEM 4.  PURPOSE OF TRANSACTION.

         Acquisition of the securities of the issuer is for investment purposes. Mr. Shea has no plans or proposals which relate to or would result in:
         (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer; (c) a sale or transfer of a material amount of assets of the issuer; (d) any change in the present board of directors or management of the issuer; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure;
         (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted form a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
         (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As trustee for the E&M Shea RP Trust, Mr. Shea beneficially owns 663,342 shares, or 17.56% of shares outstanding, of Common Stock of the issuer.

         (b) Mr. Shea has shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition, with respect to shares of the issuer owned by him.

         (c) On December 30, 1999, the E&M Shea RP Trust purchased 100,000 shares of Series B Preferred Stock of the issuer at a price of $20/share in a private transaction, paid for with Trust account funds. The shares of Series B Preferred Stock are presently convertible into Common Stock on a 1-for-1 basis. Accordingly, in disclosing in this filing the amounts of Common Stock beneficially owned and the percentage of Common Stock owned, it has been assumed that the Series B Preferred Stock described herein has been converted to 100,000 shares of Common Stock.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e) Mr. Shea remains the beneficial owner of more than five percent of the Common Stock of issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Shea has no contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         No exhibits are included with this filing.

SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

              1-26-2000
---------------------------------------
(Date)

          /s/ EDMUND SHEA
---------------------------------------
(Signature)

             EDMUND SHEA
---------------------------------------
(Name/Title)